IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts 01540
December 8, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1
(No. 333-136521)

Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, IPG Photonics Corporation (the “Company”) hereby requests that the effective date of the Registration Statement described above be accelerated so that such Registration Statement may become effective at 4 p.m. (Washington, D.C. time) on Tuesday, December 12, 2006, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, IPG PHOTONICS CORPORATION
By:	/s/ Valentin P. Gapontsev, Ph.D.
Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board

cc:	Robert W. Ericson David A. Sakowitz Winston & Strawn LLP Robert G. Day Adam M. Dinow Wilson Sonsini Goodrich & Rosati Professional Corporation